STATE OF DELAWARE CERTIFICATE OF AMENDMENT TO CERTIFICATE OF TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trust executed the following Certificate of Amendment:

1.	Name of Statutory Trust:	Cliffwater Direct Lending Fund

2.	The Certificate of Amendment to the Certificate of Trust is hereby amended as follows:

Article First of the Certificate of Trust shall be amended as follows: The name of the Statutory Trust is: Cliffwater Corporate Lending Fund

[set forth amendment(s)]

3.	(Please complete with either upon filing or it may be a future effective date that is within 90 days of the file date) This Certificate of Amendments shall be effective upon filing .

 IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 21st day of, August, 2018.

By:	/s/ Anthony J. Fischer
Trustee
Name:	Anthony J. Fischer
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